Exhibit 99.1

Itaú Unibanco recurring net income increases 7.5% in the second quarter 2020

Strategic management of costs and reduced provisioning contribute to profits of R$ 4.2 billion in the second quarter 2020

São Paulo, August 3, 2020 - Itaú Unibanco reported a recurring net income of R$ 4.2 billion in the second quarter of 2020, an increase of 7.5% in relation to the preceding quarter, with a return on average equity of 13.5%. The result largely reflects lower levels of provisioning.

The total adjusted loan portfolio[1] recorded an increase of 20.3% in 12 months, reaching R$ 811.3 billion in June 2020, driven by the loan portfolio for large companies, which increased by 3.6% compared with the first quarter 2020. Conversely, the individual loan portfolio decreased by 3.9%, on the same comparative basis.

In R$ million (except where indicated)	2Q20	2Q19	%	1Q20	%
Recurring Net Income	4,205	7,034	-40.2%	3,912	7.5%
Return on Average Equity - Annualized	13.5%	23.5%	-10 p.p.	12.8%	+0.7 p.p
Total Adjusted Loan Portfolio[1]	811,326	674,512	20.3%	788,320	2.9%
Non-preforming Loan Ratio (90 days) - Total	2.7%	2.9%	-0.2 p.p.	3.1%	-0.4 p.p.

The provision for loan losses (PDD) decreased by 27.3% in relation to the first quarter 2020, amounting to R$ 7.6 billion, driven by the lower provisioning requirement for losses in the quarter.

> *"This was one of the worst quarters in Brazilian history from the point of view of economic performance. We now have begun to see some signs of recovery, the effectiveness of which will depend on some critical measures to be taken in managing the economy. We are, for our part, confident and prepared to support our clients and the country in this process."*
>
> **Candido Bracher**
> **CEO of Itaú Unibanco**

The 90-day non-performing loan ratio reached 2.7%, decrease of 0.4 p.p. from the first quarter of 2020.

From April to June 2020, income from services and insurance[2] decreased 10.5% in relation to the first quarter 2020, reflecting weaker economic activity. Worthy of mention in the first half was the performance of our investment banking operations with a growth of 73.2% in relation to the same period in 2019, following a recovery in capital market operations.

Non-interest expenses were R$ 12.1 billion in the second quarter 2020, representing a slight increase of 0.4% compared with the first quarter, due to increase in expenses in Latin America, driven by foreign exchange variation, partially offset by costs reductions in Brazil. However, on a semi-annual comparative basis, this item reported a decline of 2.6%. The efficiency ratio improved by 240 basis points over the preceding 12 months as a result of increased productivity through constant investment in technology.

“The scenario continues to require caution although we see a decreased need for additional provisioning. And despite the critical socio-economic context, we have successfully kept our cost structure under control, largely due to an intense program of efficiency implemented in 2019, the full benefits of which are now being seen. Milton Maluhy Executive Vice President, CFO and CRO of Itaú Unibanco Support of the clients – In its ongoing process of supporting the clients and to attenuate the effects of the crisis in their respective businesses, Itaú Unibanco granted R$ 96.8 billion in new credits between March 16 and July 17, 2020. The bank has been working on two fronts in this context: structural support for the clients and support for the government’s emergency initiatives. On the structural support front, through the “Programa Travessia”, terms were extended up to 5 years and grace periods up to 180 days for more than 200 thousand very small and small companies and representing a portfolio of R$15 billion. Similarly, in the case of 1.8 million individual account holders, terms were extended up to 6 years and grace periods up to 120 days, representing a portfolio worth R$38 billion. In partnership with the government in the proposal of solutions and supporting emergency lines already implemented, the bank provided payroll financing amounting to R$ 1.6 billion; on lent an emergency assistance line to 1.33 million individuals; 2.9 million clients received approximately R$ 2.4 billion under the Emergency Benefit for Preservation of Income and Employment (BEm); and 36 thousand micro and small companies clients of the bank received a total of R$ 3.6 billion for strengthening their business via the National Support Program for Micro and Very Small Businesses (Pronampe). Additionally, during the continuing covid-19 crisis, the bank has strengthened its digital channels, increasing the functions available to encourage even greater usage. At the end of the second quarter, our digital customers (app and internet) reached 22.9 million, corresponding to an increase of more than 1 million new users compared to the previous quarter, with a special mention for the higher participation of customers over the age of 60 who have had accounts for more than 4 years. The number of accounts open using the Abreconta app increased by 89% compared with the first quarter of 2020, totaling 645 thousand accounts on the second quarter 2020. Another key event in the quarter was the hiring of 802 professionals in the technology area in addition to the incorporation of approximately 1.5 thousand ZUP employees, a company specialized in digital transformation projects and acquired by Itaú at the end of last year. Further information on results can be obtained at Itaú Unibanco Investor Relations: www.itau.com.br/investor-relations. (1) Includes financial guarantees provided and corporate securities. (2) Result from Insurance includes revenues from insurance, pension plan premium bonds net of claims and selling expenses. Corporate Communication – Itaú Unibanco (11) 5019-8880/8881 imprensa@itau-unibanco.com.br